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·

Seoul, South Korea · Contact info

500+ connections

1 mutual connection: Youngwon Lee

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Atinum Partners

MIT Sloan School of Management

Activity

688 followers

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Experience

Director
Atinum Partners
Dec 2019 - Present · 2 yrs 11 mos
Seoul, South Korea

Vice President
Kellins AG
Nov 2018 - Aug 2019 · 10 mos
Zürich Area, Switzerland

Investment Professional
Alignment Credit
Sep 2015 - Oct 2018 · 3 yrs 2 mos
new york

Investment Research Analyst
Third Square Investments
Nov 2014 - Sep 2015 · 11 mos

Business Development Manager
LINE Euro-Americas Corp.
Jul 2014 - Oct 2014 · 4 mos
Madrid Area, Spain

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Education

MIT Sloan School of Management
Master of Business Administration (MBA), Finance
2012 - 2014

Imperial College London
MEng, Civil Engineering
2004 - 2008

Volunteering

Early stage seed funding venture capital analyst
Strong Ventures
Feb 2015 - Dec 2017 · 2 yrs 11 mos
Animal Welfare

Skills

Financial Modeling

Endorsed by Zvi Gordon and 1 other who is highly skilled at this

13 endorsements

Business Strategy

9 endorsements

Strategy

9 endorsements

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Languages

English
Full professional proficiency

Korean
Native or bilingual proficiency

Spanish
Native or bilingual proficiency

Interests

Influencers Companies Groups Schools

Betty Liu  · 3rd
Chairman and CEO at D and Z Media
Acquisition Corp.
779,587 followers

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Michael Moritz  · 3rd
Chairman at Crankstart
597,317 followers

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Causes

Education • Human Rights • Science and Technology